October 20, 2016

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:	The Providence Service Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 11, 2016
Form 8-K
Filed August 1, 2016
File No. 001-34221

Dear Mr. Shenk:

On October 14, 2016, The Providence Service Corporation (the “Company”) received your letter dated September 16, 2016 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company on March 11, 2016 and the Form 8-K filed by the Company on August 1, 2016.

The Comment Letter requests that the Company respond to the Staff’s comments within ten business days or to advise you when the Company will provide its response. The Company has reviewed the Staff’s comments and has begun preparation of its response. However, the Company will require additional time to consider and respond fully to the Staff’s comments. Accordingly, as we discussed on our call today, the Company respectfully requests an extension of the time to respond to the Staff’s comments. The Company expects to provide its response to the Commission no later than November 18, 2016, and will endeavor to submit the response earlier if feasible.

If you have any questions relating to the foregoing, please do not hesitate to contact me at (203) 307-2801 or dshackelton@prscholdings.com.

Sincerely,
/s/ David Shackelton
David Shackelton
Chief Financial Officer

cc:	James Lindstrom, Chief Executive Officer
Sophia Tawil, General Counsel
Bill Severance, Chief Accounting Officer
KPMG LLP
Steven Slutzky, Debevoise & Plimpton LLP

700 Canal Street, Third Floor ● Stamford, Connecticut 06902 ● 203/307.2800 ● www.prscholdings.com